Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

2007 3rd Quarter Earnings Webcast Presentation – Prepared Remarks
October 16, 2007 1:00 P.M.

Michelle Debkowski:  Thank you.  Good afternoon and welcome to National Penn Bancshares' 3rd quarter 2007 Earnings Webcast.  We’re glad that you are able to join us.

Questions will be accepted during the webcast via email. Please use the email button located on the screen to ask your question. Due to time constraints, we may not be able to respond to all of your emails.  Additionally, as we review questions received, we may combine questions that raise similar issues or can otherwise be combined for comment.

As part of our webcast presentation, you will see that there are slides with financial highlights available to you for your independent review.  The presentation and slides will be available on our Web site, as well as filed with the Securities and Exchange Commission following our webcast.

This presentation contains forward-looking information that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Many of these factors are listed on the slide on your screen.  I’ll give you a moment to review the slide.  (PAUSE)

I will now turn today's presentation over to Glenn Moyer, President and CEO of National Penn Bancshares.

Glenn Moyer:  Thank you, Michelle.  Joining me today is Mike Reinhard, Treasurer and Chief Financial Officer of National Penn Bancshares.

I will start the call today by reviewing highlights from our 3rd quarter 2007 earnings release, which is available on the Investor Relations section of our website.  Earlier today, we included the press release in a Form 8-K that we filed with the Securities and Exchange Commission.  Mike Reinhard will follow with an overview of our financial results.  I will then briefly review our loan growth and credit quality and provide a concluding comment on our 3rd quarter 2007.

Beginning with financial highlights, our 3rd quarter 2007 results, under accounting principles generally accepted in the United States referred to as “GAAP”, reflect record net income of $16.81 million, a $183 thousand dollar increase over GAAP earnings for 3rd quarter 2006.  We earned $0.34 cents per diluted share in 3rd quarter 2007, which exceeds the $0.33 cents diluted earnings per share for 3rd quarter 2006.

Our growth in earning assets contributed to our net income for 3rd quarter 2007 as compared to the prior year, as did increases in some key fee income areas and a controlled level of non-interest expenses.  We provided funding in 3rd quarter 2007 for our loan and lease loss reserve of $1.42 million, resulting in a loan and lease loss reserve of 1.49% of total loans and leases at September 30, 2007.  I will provide additional details on the loan portfolio later in this webcast.

I’ll now turn the presentation over to Mike Reinhard for a closer look at our 3rd quarter 2007 financial results.  Mike?

Mike Reinhard:  Thank you and good afternoon. Let me begin by noting that per share results for 2007 have been restated for the 3% stock dividend paid September 28, 2007.

I’d also like to note that this presentation contains a non-GAAP financial measure, return on average tangible equity.  Due to a number of acquisitions in recent years, purchase accounting rules have negatively impacted our GAAP return on equity.   The non-GAAP return on tangible equity ratio excludes the impact of acquisition-related goodwill and intangibles and is used by National Penn’s management for comparative purposes in its analysis of the company’s performance. A reconciliation of our GAAP and non-GAAP return on equity ratios is included in our presentation today for your review.

Our 3rd quarter 2007 earnings of $16.81 million, increased approximately 1.10% over the $16.62 million reported in 3rd quarter 2006.  3rd quarter 2007 earnings produced a return on average assets of 1.18% and a return on average equity of 12.30% compared to 1.25% and 12.83%, respectively, in 3rd quarter 2006.

Net income return on average tangible equity was 25.29% in 3rd quarter 2007 compared to 28.60% in 3rd quarter 2006.  This ratio is computed by dividing annualized net income by average equity that is reduced by average acquisition related goodwill and intangibles.  For the first nine months of 2007, ROA is 1.17%, ROE is 11.94%, and return on average tangible equity is 24.72%.

Net interest margin decreased to 3.35% during this year’s 3rd quarter compared to 3.45% during the 3rd quarter of 2006.   While this is a drop from 2006 3rd quarter, the good news is that we have seen margin stabilization over the last few quarters with the 4th quarter 2006 net interest margin at 3.35%, the 1st quarter 2007 margin at 3.42%, and the 2nd quarter 2007 margin at 3.39%.  We have experienced some growth in the overall dollars of net interest income on a fully tax-equivalent basis.  Net interest income for 3rd quarter 2007 on a fully tax-equivalent basis increased $1.64 million over 3rd quarter 2006 and $982 thousand over 2nd quarter 2007.   For the first nine months of 2007, the net interest margin was 3.39% compared to 3.62% for the first nine months of 2006.  Full taxable equivalent net interest income is $127.10 million for the first nine months of 2007 compared to $124.76 million for the same period in 2006.

The provision for loan losses of $1.42 million in 3rd quarter 2007 represents an $859 thousand or 153.12% increase in the provision when compared to 3rd quarter of 2006.  3rd quarter 2007 net charge-offs of $2.13 million were $1.76 million more than the $371 thousand of net charge-offs in 3rd quarter of 2006. The provision for loan losses for the first nine months of 2007 was $4.03 million versus $1.70 million for the same period in 2006, while net charge-offs were $6.05 million and $1.42 million for the first nine months of 2007 and 2006, respectively.  Glenn will discuss credit quality in more detail in his remarks.

Non-interest income of $18.25 million in this year’s 3rd quarter is up $1.83 million, or 11.13%, as compared to last year’s 3rd quarter.  Wealth management continued to contribute positively, with 3rd quarter 2007 income up $844 thousand or 24.01% over 3rd quarter 2006.  Other non-interest income was up significantly primarily due to a fair market value gain on the company’s subordinated debt related to NPB Capital Trust II trust preferred securities.  Earlier this year we adopted FAS 159 and specified this trust preferred debt as an instrument subject to fair market valuation. Various service charges and fees on deposit accounts, mortgage banking revenue and insurance agency revenue were all slightly down from the prior year’s quarterly revenue.  Quarterly gains on sales of investment securities were up from last year.  Income from Bank Owned Life Insurance, or “BOLI”, was down $647 thousand from 3rd quarter 2006.  This decrease was due to a death benefit received in 3rd quarter 2006.

For the first nine months of 2007, wealth management continues to show the greatest revenue momentum, growing 23.94% over the first nine months of 2006 to $12.71 million of income.  Other income categories showing positive income growth for the first nine months of 2007 include BOLI revenue, securities gains, and other non-interest income.  First nine months of 2007 declining income categories include mortgage banking and equity method income.

Total non-interest expense for 3rd quarter of 2007 increased by $1.64 million or 5.06% over the same period last year.  Excluding an $856,000 3rd quarter 2006 recovery related to the company’s fraud loss in 2004, non-interest expense would have increased by $787,000, or 2.36%.  Total non-interest expenses for the first nine months of 2007 are up $3.44 million or 3.49% compared to the first nine months of 2006.  Excluding the aforementioned fraud loss recovery, non-interest expense for this period would have increased $2.59 million or 2.60%.  Also included in the year-to-date increase was a $1.67 million increase in premises and equipment expenses.

Regarding the balance sheet, total assets grew 5.72% since year end 2006 to $5.76 billion at September 30, 2007.  Non-annualized growth in loans and leases over the past nine months was $181.56 million, or 5.00%, as adjusted for a loan securitization.  Glenn will provide more specific information on loan growth in his comments.  Compared to year end 2006, total deposits increased to $3.93 billion, and there has been some shift from time deposits into more desirable transaction accounts.

At September 30, 2007, National Penn was in compliance with all applicable regulatory capital requirements.  National Penn and National Penn Bank each are considered “well capitalized” as defined by banking regulators.  We target our tangible equity to tangible assets to be a minimum of 5%.  At September 30, 2007 our actual ratio is 5.04%, a slight increase over the prior quarter despite the company’s opportunistic repurchase of approximately 500,000 treasury shares at what management felt was an unusually low dip in the company’s stock price in August.

I’d now like to turn it back to Glenn Moyer.

Glenn Moyer:  Thank you, Mike.

With respect to our loan portfolio, at the end of 3rd quarter 2007, total loans and leases outstanding were $3.79 billion, representing a 6.67% annualized growth rate for the first nine months of 2007 when adjusted for the effects of a $26.70 million securitization of adjustable rate mortgages.  These loans now exist as a mortgage-backed security in the company’s investment portfolio, providing increased liquidity and pledging availability.  We continue to target loan growth in the mid- to high single digits for all of 2007, although a lower portion of this range now seems attainable due to the slower actual growth in the first nine months of the year as well as some indications of slowing loan demand.

Loan growth during 2007 is reflected exclusively in the area of commercial business-purpose lending, which increased $195.56 million or 9.87% on an annualized basis.  At September 30, 2007, our commercial loan categories represented 74.93% of our total loans, as compared to 72.74% at September 30, 2006.

The level of “Non-Performing Assets plus Loans over 90 Days Delinquent” category at September 30, 2007 was $1.48 million lower than the September 30, 2006 level and $4.39 million lower than the June 30, 2007 level. Specifically, this number, as of September 30, 2007, is $8.87 million versus $10.34 million at September 30, 2006 and $13.25 million at June 30, 2007. Overall we are pleased with these improvements at this point of the year.  We believe we remain appropriately positioned in our overall Loan and Lease Loss Reserve at $56.29 million, or 1.49% of Total Loans and Leases, as of September 30, 2007.  This is after 3rd quarter net charge-offs of $2.13 million.  Based on the current reserve, our coverage ratio of Non-Performing Assets is 634.90%. This compares to a coverage ratio of 572.70% at September 30, 2006 and 430.10% at June 30, 2007. Based on our review of overall credit quality indicators and our ongoing loan monitoring processes, we increased our provision for loan and lease losses by $859 thousand during 3rd quarter 2007 as compared to 3rd quarter 2006.  As we have said many times, this is a dynamic process, and we will continue to evaluate the appropriate level of provision on a quarterly basis. Despite the increased net charge-offs, we believe our loan portfolio as a whole remains in good condition as partially evidenced by the lower level of non-performing assets, and we continue to monitor our portfolio’s risk and concentration exposure diligently.

A significant highlight of this quarter was our announcement on September 7th of a definitive merger agreement with Pennsylvania-based KNBT Bancorp, Inc.  We believe this merger provides an attractive extension to National Penn’s northeast Pennsylvania footprint, especially in the demographically strong Lehigh Valley.  We are excited about the opportunities this quality organization provides to us in an expanded geographic area to deliver our product and service offerings, as well as its anticipated ability to deliver increasing fee revenues.

Our joint meeting with KNBT’s leadership group was met with enthusiasm for our future together, and our integration discussions are already underway.  We are looking forward to working with the current executive management and employee teams, who will continue to lead the combined company’s business expansion efforts.  This transaction, subject to conditions and contingencies including shareholder and regulatory approvals, is anticipated to close in the first quarter of 2008.  Progress on the Christiana Bank & Trust merger continues on track toward an early 2008 closing, assuming the necessary regulatory and shareholder approvals are received.  Our balanced growth strategy continues to focus on both organic and merger growth, and, as you can see,  we’ve been busy on both fronts as we move toward wrapping up 2007.

We were pleased to see that the downward pressure on our stock price eased somewhat during the 3rd quarter, as we felt our community and super-community banking sector as a whole had been oversold and was in a period of adjustment.  While all of us in this industry segment continue to face challenges in increasing near term core earnings growth due to margin and competitive pressures, we continue to be motivated by the longer term opportunities for a dynamic organization like National Penn to grow and be successful.  We will continue our focus on diversified earnings growth and cost containment efforts that will allow us to build shareholder value through this challenging period.  We thank you for your continued interest in National Penn.

This ends our planned remarks, and we will now address questions that have been received during the course of our discussion.  Michelle?

QUESTIONS
Michelle Debkowski:
Thank you, Glenn.  We had a few questions presented during the webcast and _____________ [Mike/Glenn], I’ll begin with you.

[REVIEW OF QUESTIONS]

This concludes our presentation. Thank you for joining us.

Reconciliation Tables for Non-GAAP Financial Measures

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2007	2006	2007	2006
Return on average shareholders’ equity	12.30%	12.83%	11.94%	12.78%
Effect of goodwill and intangibles	12.99%	15.77%	12.78%	14.56%
Return on average tangible equity	25.29%	28.60%	24.72%	27.34%

Average tangible equity excludes acquisition-related average goodwill and intangibles (in thousands):
Average shareholders’ equity	$542.1	$514.2	$543.2	$499.2
Average goodwill and intangibles	(278.5)	(283.6)	(280.8)	(265.8)
Average tangible equity	$263.6	$230.6	$262.4	$233.4

Additional Information About the National Penn/Christiana Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the Christiana transaction, and together with Christiana, intends to mail a proxy statement/prospectus to Christiana stockholders in connection with the transaction.  Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

Additional Information About the National Penn/KNBT Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the KNBT transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President & Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction.  Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.